Exhibit 99.1

XPENG Announces Vehicle Delivery Results for October 2023

•	20,002 vehicles delivered in October 2023, a new record of monthly deliveries

•	8,741 XPENG G6s delivered in October 2023, a best-seller battery electric SUV in its price segment

GUANGZHOU, China — Nov. 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2023.

In October 2023, the Company’s Smart EV monthly deliveries reached a record high of 20,002 units, representing a 31% increase over the prior month and a 292% increase year-over-year. This month’s strong results boasts XPENG’s robust growth momentum for the ninth consecutive month. At the same time, the production output of XPENG G6 significantly ramped up, spurring the G6’s single-month delivery volume to reach 8,741 units, making it a best-seller battery electric SUV in the RMB200,000-250,000 price segment.

On October 24, 2023, XPENG hosted its 2023 Tech Day event during which the management unveiled its latest go-to-market plan for its full-stack, industry-leading ADAS - XNGP. XPENG plans to expand the rollout of XNGP functions that are not reliant on high-definition maps to 50 cities by year-end. Simultaneously, a new ADAS feature - AI Valet Driver - will be available for select customers by the end of 2023, with the aim of achieving nationwide coverage in 2024.

The annual Tech Day event also debuted the XPENG X9, a starship-inspired, large 7-seater MPV that features a highly futuristic, innovative, tech-savvy exterior design. As a flagship model built upon SEPA2.0 architecture, the XPENG X9 will be showcased at the Auto Guangzhou 2023 held in November.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.